

Mail Stop 3561

July 15, 2016

Mark Munro
Chief Executive Officer
InterCloud Systems, Inc.
1030 Broad Street, Suite 102
Shrewsbury, New Jersey 07702

> **Re: InterCloud Systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 7, 2016**
> **File No. 001-36100**

Dear Mr. Munro:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. In the Form 8-K filed May 4, 2016, as amended by Form 8-K/A filed May 16, 2016, you disclose your dismissal of Grant Thornton as your principal independent accountants. Item 9(d) of Schedule 14A requires, even when similar disclosure has already occurred, that you disclose the information required by Item 304(a) of Regulation S-K. Please amend your Schedule 14A to include this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Eric Hellige, Esq.